UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-13627-01

Amended and Restated Application for an Amended Order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") Granting an Exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to Permit Certain Joint Arrangements.
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MMA Praxis Mutual Funds
3435 Stelzer Road
Columbus, Ohio  43219, and

Everence Community Investments, Inc.
1110 North Main Street
Goshen, Indiana  46528

_________________________
Filed on September 14, 2010
_________________________

Pursuant to Rule 0-2(f), each Applicant hereby states that all communications and questions concerning this Amended and Restated Application should be directed to:

Laura Anne Corsell, Esq. Montgomery, McCracken, Walker & Rhoads, LLP 123 South Broad Street Philadelphia, PA 19109	With copy to: Anthony Zacharski, Esq. Dechert LLP 90 State House Square Hartford, CT 06103

Total Number of Pages: 46

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________

In the Matter of

MMA Praxis Mutual Funds
3435 Stelzer Road
Columbus, Ohio 43219

and

Everence Community
Investments, Inc.
1110 North Main Street
Goshen, Indiana 46528

(Investment Company Act File No.
812-13627-01)

Amended and Restated Application for an Amended Order Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") Granting an Exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to Permit Certain Joint Arrangements.”

__________________________________

SUMMARY

MMA Praxis Mutual Funds (“Trust”) and Everence Community Investments, Inc.,1 doing business as MMA Community Development Investments (“MMA-CDI”) hereby apply for an order (“Requested Order”) of the Securities and Exchange Commission (“SEC” or “Commission”) (1) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “1940 Act”), granting an exemption from the provisions of Section 17(a) of the 1940 Act; and (2) pursuant to Rule 17d-1(a) of the 1940 Act permitting certain transactions in accordance

1 Formerly MMA Community Development Investments, Inc.

with Section 17(d) and Rule 17d-1(b) thereunder.  The Requested Order would amend, to the extent necessary, a prior order issued by the Commission to Applicants in 2001 (“2001 Order”).2  The Requested Order would effectively permit each of the investment portfolios that comprise the Trust (collectively, the “Praxis Funds”) to continue to invest a limited portion of their respective net assets in certain variable rate notes issued in connection with the MMA-CDI’s community development investment program (herein referred to as “Community Development Investment Program” or the “Program”) following the implementation of certain changes in the Program.  Such variable rate notes, when issued by an MMA-Pool (as hereinafter defined) and made available to the Praxis Funds are referred to herein as “Program Notes.”  Holders of such Program Notes or other notes issued by an MMA Pool that issues Program Notes are referred to herein as “Noteholders.”  For purposes of this Amended and Restated Application, MMA-CDI and the Trust3 are collectively referred to as “Applicants”.

Applicants also request relief with respect to future portfolios of the Trust and any other registered investment companies that, in the future, are advised by Everence Capital Management, Inc.4 (“Everence Capital”) or entities controlling, controlled by or under common control with Everence Capital.  MMA-CDI and Everence Capital, which is the investment adviser to the Trust, are among several organizations (“MMA-affiliated Organizations”) operated under auspices of Mennonite Mutual Aid, Inc. (hereinafter, “MMA”), the financial services arm

2  In the Matter of MMA Praxis Mutual Funds and MMA Community Development Investments, Inc., Investment Company Act Release No. 25263 (November 14, 2001) (notice); Investment Company Act of 1940 Release No. 25315 (December 11, 2001) (order).
3 All existing investment companies that currently intend to rely on the Requested Order have been named as applicants herein, and any other existing or future investment companies that subsequently rely on the Requested Order will do so only in accordance with the terms and conditions set forth in herein.
4 Formerly Menno Insurance Services, Inc. d/b/a MMA Capital Management.

of the Mennonite Church.5   The activities of the MMA-affiliated Organizations are carried out under the supervision of the Board of Directors of MMA (“MMA Board”).  These MMA-affiliated Organizations, which include both for-profit and not-for-profit entities, offer a range of financial services to various constituencies in the Mennonite community and, in some cases, to those outside of this community who share the social objectives and positive core investment values to which MMA-affiliated Organizations are committed.

SUMMARY AND BACKGROUND

Since its inception, the Trust, a registered open-end investment company under the 1940 Act, has been committed to “stewardship investing” -- a philosophy of financial decision-making motivated and informed by faith convictions.  Since 2001, each of the Praxis Funds has carried out its community development investing commitment through the acquisition of the variable rate notes issued by the two investment pools organized and currently maintained by MMA-CDI (“Existing Pools”) in accordance with the 2001 Order (“Original Notes”).

During this period, MMA-CDI and the Praxis Funds have gained substantial experience with respect to community development investing in general, in overseeing the Community Development Program and in administering the Original Notes.  In light of this experience, MMA-CDI determined that certain changes in the Program would be appropriate, including

5  As of the date of this Application, MMA-affiliated Organizations include both for profit and not-for-profit entities.  The MMA-affiliated Organizations operated on a  “not-for-profit” basis are:  Everence Association, Inc., Everence Community Investments, Inc., Everence Federal Credit Union, MMA Praxis Mutual Funds, The Mennonite Foundation, Mennonite Retirement Trust and Mennonite Church Buildings.  MMA-affiliated Organizations operated on a “for profit” basis were, as of the date of this Application, are:  Everence Insurance Company, Everence Services, LLC, Everence Securities, Inc., Everence Holdings, Inc., Everence Trust Company and MMA Distribution, Inc. (d/b/a Everence Financial Advisors).  The values to which each is committed are the same as those identified in the prospectus relating to the Praxis Funds:  respect the dignity and value of all people, build a world at peace and free from violence, demonstrate a concern for justice in a global society, exhibit responsible management practices, support and involve communities; and practice environmental stewardship.  These values are also fundamental to policies adopted by the MMA Board.

making available to the Praxis Funds notes (“New Notes”) that include terms that differ from those of the Original Notes.

Applicants believe that investment in the Original Notes continues to offer, and investment in the New Notes will offer, an efficient and cost-effective means by which the Praxis Funds can make the types of community development investments authorized by the Praxis Board and disclosed in its prospectus as relating to the Praxis Funds.   By using MMA-CDI as a vehicle for community development investments, the Praxis Funds are relieved of the range of administrative functions normally associated with investments in small organizations such as those normally encountered by investors seeking to participate in community development investing.  In addition, by investing in MMA-CDI, the Praxis Funds have the benefit of investing in a “diversified” group of community development organizations, thereby reducing the potential impact that a default by one of these organizations would have on the Trust.

Because of both Everence Capital and MMA-CDI are operated under the auspices of MMA, they may be considered to be “under common control” and thus may be considered to be affiliated persons within the meaning the 1940 Act.  Under these circumstances, MMA-CDI could be deemed an affiliated person of Everence Capital and thus an affiliated person of an affiliated person of the Trust, as that term is used in various provisions of Section 17 of the 1940 Act.6  Accordingly, any sale of securities by MMA-CDI to the Trust could be deemed to violate the various prohibitions set forth in Section 17(a), Section 17(d) and Rule 17d-1 thereunder.  The Requested Order would relieve Applicants from certain of these prohibitions to the extent and under the conditions described herein with respect to the Original Notes and the New Notes.

6   MMA-CDI is not a direct affiliate of the Trust.  Everence Capital is the investment adviser of the Trust but is not the investment adviser for MMA-CDI and, accordingly, the Trust and MMA-CDI are not under “common control” within the meaning of the 1940 Act.

Substantively, the differences between this Application and the application (“Original Application”) based upon which the 2001 Order issued, are limited to the following matters:

†           Interest Rate Formula.  This Application provides, with respect to notes issued by the Existing Pools in the future (already referred to in this Application as “New Notes”), for a change in the manner in which applicable interest rates are computed; the implementation of an interest rate floor and cap; and further changes in the future subject to specified notice rights and the right to tender notes back to the issuer at face value (including accrued interest) without penalty.  (See Section III of this Application)

†           Participating Borrowers.  This Application explicitly requests that MMA-affiliated Organizations that are not-for-profit organizations be permitted to be “Participating Borrowers” under the Program and that the making of loans to such Participating Borrowers will not affect Applicants’ ability to rely upon the Requested Order.  (See Section IV.A.2 of this Application.)

†           Treatment of Investors other than the Praxis Funds.  This Application requests (i) that, in the event that Participating Borrowers receive loans from MMA-affiliated Organizations other than MMA-CDI (hereinafter, “Co-investors”), the making of such loans by Co-investors will not affect Applicants’ ability to rely upon the Requested Order; and (ii) that Co-investors may purchase Program Notes issued by the Existing Pools, provided Program Notes acquired by Co-investors are offered on terms no more advantageous than those available to the Praxis Funds at the time of purchase.  (See Section VII.B.1 of this Application.)

†           Operating Overhead.  This Application seeks expressly to permit MMA-CDI may reimburse MMA-affiliated Organizations for services obtained by MMA-CDI through its participation in certain resource sharing arrangements established by MMA and MMA-affiliated Organizations (“Resource Sharing Arrangements”), provided that such reimbursements do not affect the value of, or interest paid under, the terms Program Notes issued in reliance on the Requested Order.  (See Sections II.A, V.3, VII.A.1 and VII.B.1 of this Application).

APPLICANTS

A.	The Trust.

The Trust was organized as a Delaware business trust on September 27, 1993, and is registered with the Commission as an open-end management investment company.7  The Trust currently consists of several separate investment portfolios, and may organize additional investment portfolios in the future (as earlier defined, the “Praxis Funds”).

      Although each of the Praxis Funds has distinct investment objectives and policies, a guiding philosophy of each of the Praxis Funds is “stewardship investing.”  Stewardship investing is a

7 Investment Company Act File No. 811-08056.  Current Praxis Funds offered by the Trust include the Intermediate Income Fund, which seeks current income and, to a lesser extent, capital appreciation, by investing primarily in fixed income securities of all types; Core Stock Fund, which seeks capital appreciation and, to a lesser extent, current income, by investing primarily in undervalued equity securities of large capitalization companies; International Fund, which seeks capital appreciation and, to a lesser extent, current income, by investing primarily in equity securities of foreign companies; Value Index Fund, which seeks capital appreciation by maintaining a portfolio of stocks intended to parallel the investment performance of the U.S. large cap value equities market; Growth Index Fund, which seeks capital appreciation by maintaining a portfolio of stocks intended to parallel the investment performance of the U.S. large cap growth equities market, while incorporating socially responsible investing criteria; and the Small Cap Fund which seeks to maximize long term capital appreciation by primarily investing in equity securities of smaller companies.  Each Praxis Fund pursues its investment program in accordance with certain socially responsible investing guidelines and screens.  Each Praxis Fund currently offers two classes of shares.  Shareholders of any of the Praxis Funds are permitted to exchange their shares for shares of any other Praxis Fund.  The Trust also offers three recently registered funds of funds – The Genesis Conservative Portfolio, The Genesis Balanced Portfolio and The Genesis Growth Portfolio.  These portfolios do not currently intend to invest in Program Notes, but may choose to do so in the future.

philosophy of financial decision-making motivated and informed by social convictions.  This approach holds in tension a responsibility for the productive use of financial resources and a deep-seated concern for the individuals, communities, and environments that are affected by investment choices made by individuals and institutions.  Accordingly, in carrying out its investment program, each of the Praxis Funds seeks to promote human well-being, peace and justice by using the tools of socially responsible investing.  As part of this commitment, and consistent with the foregoing philosophy and the more specific investment criteria set forth in the prospectus relating to each of the Praxis Funds, the Trust’s Board of Trustees (hereinafter, the “Praxis Board”) has authorized each of the Praxis Funds to invest a limited portion of its assets in securities that offer a rate of return below the then prevailing market rate but present attractive opportunities for furthering social and economic well-being of disadvantaged individuals and their communities.

B.	MMA-CDI.

MMA-CDI is a not-for-profit corporation organized under the laws of Indiana on January 18, 2000, and is designed to operate as a not-for-profit organization within the meaning of the Internal Revenue Code of 1986, as amended.  MMA-CDI, which is an MMA-affiliated Organization, was formed by MMA, as part of MMA’s effort to implement a program of community development investing that is consistent with both prudent financial management and its deeply-held commitment to stewardship investing.  The management of all business, property and affairs of MMA-CDI is vested in its Board of Directors (“MMA-CDI Board”).8  Under

8 The MMA-CDI Board consists of five members.

MMA-CDI’s corporate charter and bylaws, a majority of the members of the MMA-CDI Board are selected by the Board of MMA.

II.	DISCUSSION OF THE PROGRAM AND ORIGINAL RATE NOTES

A.	The Current MMA-CDI Program: Capital Structure and Expenses.

MMA-CDI is designed to seek out, and channel resources to, experienced domestic and international community development organizations.  Those organizations selected by MMA-CDI (“Participating Borrowers”) in turn, re-lend money to individuals or specific projects in local communities.  Initial support for the MMA-CDI Program has been provided by MMA-affiliated Organizations9 and additional support has been sought from other institutional sources both within and outside of the Mennonite community.

The principal mechanism through which MMA-CDI funds its community development investment program is through the sale of variable rate notes issued by the Existing Pools.10

9 MMA is responsible for all expenses associated with the organization of MMA-CDI, including initial expenses associated with this Application, the provision of office space, personnel and similar expenses.  Applicants further represent that, to the extent not covered by its revenue, MMA-CDI will be reimbursed for expenses associated with MMA-CDI’s operations, including the fees payable to the Calvert Social Investment Foundation for administrative services.

10 As of the date of this Application, such notes have been issued by MMA-CDI to certain MMA-affiliated Organizations and are expected to be made available to other such organizations, as well as institutional investors and qualified high net worth investors.  MMA-CDI may, however, seek to offer similar securities to other types of investors, including individual investors in the future.  The Program Notes, which would likely be characterized as securities for purposes of the Securities Act of 1933, are exempt from registration under the Securities Act of 1933, by virtue of Section 3(a)(4) of the Securities Act of 1933.  That section provides, in pertinent part:  “Except as hereinafter expressly provided, the provisions of this title shall not apply to the following class of securities:  . . . Any security issued by a person organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes and not for pecuniary profit and no part of the net earnings of which inures to the benefit of any person, private stockholder or individual.”  MMA-CDI is exempt from registration under the 1940 Act by virtue of Section 3(c)(10) of the 1940 Act.  That section exempts from the definition of “investment company,” contained in Section 3(a) of the 1940 Act, “. . . (a)ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes, no part of the net earnings of which inures to the benefit of any private shareholder or individual.”  (see, Section 3(c)(10)(A) of the 1940 Act.  The Commission has not, however, made an independent determination that the notes referred to above are exempt from registration or that MMA-CDI is excluded from the definition of an investment company or exempt from registration as an investment company.

MMA-CDI may establish similar pools in the future (“Future Pools” and, together with Existing Pools, “MMA Pools”) and may make notes issued by such Future Pools available to the Praxis Funds.  Except for maturities and returns, any Future Pool would have the same characteristics as the Existing Pools and notes issued by such Future Pools would have the same characteristics as the notes then issued by the Existing Pools.11

The first of the two Existing Pools is referred to as the “below-market rate pool.”  Notes previously issued by this pool and held by one or more of the Praxis Funds under the terms of the 2001 Order, have maturities of between 1 and 5 years and anticipated average returns of 60% of the rate then available on U.S. Treasury instruments of similar maturity (“Treasury Rate”).  Notes previously issued by the second pool - referred to as the “near-market rate pool” – and held by the Praxis Funds, have maturities ranging between 3 and 5 years and expected average returns of 90% of the Treasury Rate.  Interest rates payable on these notes are adjusted semi-annually to reflect changes in the return on U.S. Treasury instruments with similar maturities.

Notes are issued separately by the below-market rate pool and the near-market rate pool and investors are able to purchase notes issued by either the below-market rate pool or the near-market rate pool in any principal amount.12  The proceeds of these sales are commingled and are used to fund loans to Participating Borrowers.13  These placements will be made in accordance

11 To the extent that notes issued by Future Pools are acquired by any Praxis Fund, Applicants request that relief granted pursuant to this Application to the Existing Pools also apply to Future Pools.

12 Applicants reserve the right to impose minimum investment amounts and may limit the types of investors to whom notes issued by any pool may be offered.

13 The assets of each of the Existing Pools generally consist of promissory notes issued by Participating Borrowers. The specific terms of these notes vary, as each of the separate loans represented by the promissory notes are individually negotiated.  It is anticipated, however, that such notes will be for terms of between one and five years, are likely to be unsecured, general recourse obligations of the Participating Borrower and call for loan payments to be made semi-annually.  It is further anticipated that such promissory notes will be subject to simple interest at rates lower than prevailing rates.  MMA-CDI’s loan portfolio is structured in a manner that ensures that aggregate payments on all such loans will be sufficient to meet MMA-CDI’s obligations, including obligations to holders of
Continued...

with the terms of promissory notes issued by Participating Borrowers.  Under the terms of such promissory notes, MMA-CDI will have a cause of action against the Participating Borrowers in the event of default.14

No fee or sales charge is assessed in connection with the sale of the Original Notes, nor is the value of, or rate of interest paid associated with, the Original Notes, once issued, affected by any of the ordinary operating expenses associated with the MMA-CDI program.  MMA-CDI does realize a minimal basis point spread on each community development investment made by MMA-CDI; this sum is allotted to cover administrative and overhead costs or to provide loans in accordance with the Program.15  MMA-CDI participates in the Resource Sharing Arrangements described above but does not make any payments to Everence Capital or any other MMA-affiliated Organization other than in connection with payments of principal or interest  to which

...Continued
notes issued by the existing pools.  The promissory notes held in MMA-CDI’s loan portfolio are likely to be unrated, non-investment grade and illiquid.  While MMA-CDI will make every effort to make loans only to Participating Borrowers that display the financial capacity to repay funds borrowed, Applicants cannot assure that Participating Borrowers will be able to repay the loan or will make loan payments in accordance with the agreed upon schedule.

14 It should be noted that the Original Notes are, and the New Notes are expected to be, illiquid and generally transferable only to the extent that securities exempt from registration under the Securities Act of 1933 are permitted to be transferred.  Such notes will thus be required to be treated as “illiquid securities” under those procedures that the Trust has adopted in order to assure that securities for which market quotations are not readily available will be properly valued.  While there may be circumstances under which MMA-CDI may be able to assist the a holder of Program Notes in liquidating their investment before maturity, MMA-CDI’s ability to do so will depend on whether other investors willing to take the place of the investor seeking to withdraw from MMA-CDI can be identified.  A holder of Program Notes  does not have a right to proceed directly against any Participating Borrower but will be afforded the same private right of action against MMA-CDI available to any purchaser of securities.

15 Such fees include fees paid for the administrative services to be provided by the Calvert Social Investment Foundation pursuant to its administrative agreement with MMA-CDI.  (See Section IV of this Application).  The “spread” is the difference between the interest rate payable by a Participating Borrower to MMA-CDI and the amount that MMA-CDI is obligated to pay to any investor in an MMA Pool.  As used herein, “spread” does not connote any fee or charge in the nature of a sales charge or other fee that would be borne by any Praxis Fund or other investor.

any such organization may be entitled as an owner of Program Notes or in connection with reimbursement made in accordance with the Resource Sharing Arrangements.16

B.	Possible Additional Funding.

MMA-CDI states that it seeks additional funding from institutional investors, as well as initial program related investments,17 grants and subordinated loans from charitable foundations and other sources.  Among other things, MMA-CDI may use these grants and loans to establish reserves or other financial arrangements designed to minimize the risks involved in making community development investments for investors, such as the Praxis Funds, who choose MMA-CDI as a vehicle for doing so.  Possible arrangements include “loan loss reserves” or a “first loss” program funded by investors (including charitable foundations or other organizations) (each, a “Sustaining Investor”) willing to subordinate their interests in the Existing Pools or to invest on terms that are less advantageous than those available to the Praxis Funds or other investors.18

16 The various MMA-affiliated Organizations, including MMA-CDI, maintain their own organizations and operations but, in doing so, draw upon the facilities and resources made available through MMA-affiliated Organizations.  For example, all MMA-affiliated Organizations maintain offices in premises owned and operated by an MMA-affiliated Organization.  Each “user” MMA-affiliated Organization is then billed for premises occupied based on allocation formulae designed to reimburse the provider organization both for costs associated with the resource provided and the costs associated with administering the resource sharing arrangement.

17 A “program-related investment” (“PRI”) is the common term used by foundations for a community investment.  It is distinguished from a traditional foundation investment by the following characteristics: (1) a charitable purpose is the primary motivation; (2) generating income is not a significant motivation; and (3) PRIs cannot be made with intent to influence legislation or political election. Reg. 53.4944-3(a)(1) and Section 4944 of the Code.

18 A “loan loss reserve” program might work, for example, by identifying a funding organization willing to provide a loan loss reserve of 1.0% of the total assets invested for a term of one year and a reserve of 2% or more for assets invested for longer periods.  Any reserve so established would be available to offset investment losses, if any, in underlying community development investments.  A “first loss” program would involve an agreement by a Sustaining Investor to absorb to a specified extent losses that may be experienced in the MMA-CDI community development investment portfolio.  The Trust will not be permitted to become a Sustaining Investor.

Each prospective investor, including the Praxis Funds and any Sustaining Investors, are responsible for making the decision to invest in MMA-CDI.  Each such investor, including the Praxis Funds, are provided with offering documents describing the MMA-CDI program and the risks associated with investments in the Existing Pools and community development investments in general.19  Such documents also disclose the fact that one or more MMA-affiliated Organizations will, from time to time, invest in the Existing Pools; that no such organization will have any opportunity to participate in revenues received from investments made by MMA-CDI on a basis that is more advantageous than any other purchaser of the Original Notes of the same class and that any such investments will be made on terms, that are no more advantageous than those available to other investors that are not MMA-affiliated Organizations.

III.	PROPOSED MODIFICATIONS IN PROGRAM NOTES; PROPOSED NEW INTEREST RATE FORMULA

A.	Background.

The Praxis Funds first purchased variable rate notes in connection with the Program following issuance of the 2001 Order.  Such investments were made in accordance with non-fundamental policies adopted by the Praxis Board relating to community development investing and related monitoring procedures.  Until 2004, payments received from Participating Borrowers were fully adequate to meet MMA-CDI’s obligations to the holders of Original Notes (including the Trust) and to continue to fund further loans to the community of high social impact organizations MMA-CDI seeks to serve.

19 In particular, prospective investors, including the Praxis Funds, are informed that both the notes issued by the Existing Pools and promissory notes held by the Existing Pools and issued by Participating Borrowers, are illiquid and, in particular, that MMA-CDI does not currently anticipate that it will offer any repurchase, redemption or other liquidity facility.  All investors will, however, be afforded the same opportunity to dispose of their Program Notes in the event that any such liquidity facility is made available in the future. The Trust will not be permitted to become a Sustaining Investor.

In 2004, however, prevailing interest rates increased.  This resulted in an increase in the interest payments required to be made to holders of the notes issued by the Existing Pools and a “mismatch” between the payments MMA-CDI was receiving from Participating Borrowers and the payments to which holders of the Original Notes were entitled.

B.	Interest Rate Formula For New Notes.

During the “mismatch” period, MMA-CDI continued to honor outstanding notes in accordance with their terms.  To avoid jeopardizing the overall Program, however, the Existing Pools effectively ceased issuing notes.20  At this time, MMA-CDI undertook a review of the Program with a view to identifying a modified interest rate formula that would be sustainable in a broad range of interest rate environments.  MMA-CDI determined that the desired flexibility could be achieved by issuing a new class of notes (already referred to in this Application as the “New Notes”).  The New Notes are administered in substantially the same manner as the Original Notes but with the following changes in connection with the computation of applicable interest rates:

●
The interest rate paid on the New Notes is set with reference to the average Treasury Rate over the preceding three year period (“Average Treasury Rate”) rather than the Treasury Rate in effect as of the date on which the interest rate is set or reset.

●
The applicable rate for the near-market pool is reduced from 90% of the Treasury Rate to not less than 80% of the Average Treasury Rate and the applicable rate for the below-market pool is reduced from 60% of the Treasury Rate to 50% of the Average Treasury Rate.  These figures would be subject to change by MMA-CDI once each year but only upon advance notice to all Noteholders affected by the change and only to the extent that Noteholders would be afforded the ability to tender the notes to MMA-CDI at face value (including accrued interest) and without penalty or discount.

20 A note was issued during this period to Mennonite Foundation Special Charitable Gift Fund.  This note was subordinated to the notes held by the Praxis Funds.

●
In order to protect both Noteholders and MMA-CDI, the interest rates on the New Notes may be subject to both an interest rate cap and an interest rate floor.  MMA-CDI expects that the proposed cap would be 3% for the below-market pool and 4.5% for the near-market pool, with a recommended floor of between 1% and 1.5% for both pools.  These figures would be subject to change by MMA-CDI once each year but only upon advance notice to all Noteholders affected by the change and only to the extent that Noteholders would be afforded the ability to tender the notes to MMA-CDI at face value (including accrued interest) and without penalty or discount.

●
To the extent that the Requested Order is issued prior to the maturity date of the Original Notes currently held by the Praxis Funds, MMA-CDI states that it may permit the Existing Pools to issue New Notes to investors, notwithstanding that such New Notes may carry a rate of interest that, due to the modified interest rate structure described in this Application, is higher than the rate payable under the Original Notes.  Additionally, New Notes issued to MMA-affiliated Organizations during this period, if any, will be subordinated to the Original Notes.

C.	Discussion.

MMA-CDI believes that the increased flexibility that is afforded to MMA-CDI by these changes is necessary to ensure that aggregate payments on the loan portfolio of each of the Existing Pools is sufficient to meet its obligations to Noteholders.  The changes also limit exposure for Noteholders when interest rates are falling and avoid upside exposure for MMA-CDI in rising interest rate environments.  Additionally, the changes recognize the realities of community development lending.  In this regard, MMA-CDI represents that, although interest rates payable by Participating Borrowers are in many cases, subject to periodic reset, there is a functional cap on the rates that Participating Borrowers can pay.  When this point is reached by a particular organization, the organization is likely to turn to traditional funding sources (e.g., charitable gift programs, grants or loans subsidized by government or private sources) or curtail the services provided to its constituency.  MMA-CDI further represents that, if the money that investors, such as the Praxis Funds, seek to channel to such Participating Borrowers is effectively cut off in rising interest rate markets, the key purpose of the Community Development Program -- providing an alternative to traditional commercial lenders and charitable giving programs -- will be defeated.

MMA believes that the net effect of the changes described above is, over time, unlikely to be material from an investment perspective.  In any event, it is the responsibility of each prospective investor or Noteholder to make its own decision with respect to whether participation in the Program is, from an investment perspective, consistent with that investor’s investment objectives and, further, to balance an investment in the program with other investment opportunities.  As more fully set forth in Sections VI.B.1 and VII.B.1 of this Application, the circumstances surrounding the participation of the Praxis Funds in the Program afford ample protection against “overreaching” as that term is used in Section 17(b) (1) of the 1940 Act.  This also avoids the potential that any purchase of Program Notes by the Trust would be on a basis that is “less advantageous than” that of other Noteholders, within the meaning of Rule 17d-1(b) promulgated under the 1940 Act.

IV.	OBJECTIVES, SELECTION OF INVESTMENTS AND ADMINISTRATION

The following describes the manner in which the Program is currently administered.  Unless otherwise noted, MMA-CDI expects that this framework will remain substantively the same under the Requested Order.

A.	Investment Selection.

The MMA Board, acting through the investment committee of that Board, has adopted a statement of policy (“CDI Statement of Policy”) to govern community development investing by all MMA-affiliated Organizations, including MMA-CDI.  The CDI Statement of Policy sets forth guidelines in three specific areas:  CDI objectives; permitted types of investments and social and financial factors relevant to the analysis of community development investments.

1.	Objectives.

A fundamental principal of the CDI Statement of Policy is its commitment to certain positive core investment values -- respect the dignity and value of all people, build a world at peace and free from violence, demonstrate a concern for justice in a global society, exhibit responsible management practices, support and involve communities; and practice environmental stewardship -- and to the use of community development investing to further social objectives consistent with these core values.  In addition, through MMA-CDI and other aspects of its community development investment program, MMA is committed to the creative use of market tools as a means to make a direct financial impact on disadvantaged individuals and their communities and, specifically, to assist them in exploiting existing resources of ability and human potential to create long-term sustainability and self-sufficiency.  Finally, and while MMA recognizes that community development investing will afford Noteholders a lower financial rate of return than otherwise available, it is a principle of the CDI Statement of Policy that each community development investment will be made in a manner that is consistent with providing the highest possible degree of security within that class of investments referred to as “community development investments.”  In the context of community development investing, this means that that MMA-CDI will evaluate the financial position and the managerial capability of those community development organizations to whom loans are made to assure that each will be capable of meeting the agreed upon repayment schedules.

2.	Types of Investments.

Under the CDI Statement of Policy, community development investments may be made in a variety of ways, including through the making of loans, the purchase of debt securities and provision of collateral support and credit enhancements.21  Certain general criteria that will also be taken into consideration in selecting Participating Borrowers include: (i) the borrowing organization’s nonprofit status and focus on community development projects; (ii) the organization’s history of conducting itself and its programs in a manner consistent with MMA and the understandings of the Mennonite tradition of stewardship investing; and (iii) a preference for investment opportunities that benefit Mennonite communities or support efforts of significant concern and interest to the organization’s primary Mennonite constituency.  All loans made to Participating Borrowers must be denominated in United States dollars and are expected to be made for terms of between one and five years

The range of organizations in which the Existing Pools are permitted to invest was not expressly defined by the 2001 Order or the underlying application.  MMA-CDI states, however, that such a possibility was within the contemplation of Applicants at the time the 2001 Order was issued and that this is evidenced by the preference, stated in the Original Application, for investment opportunities that benefit the Mennonite community.  Under the Requested Order, the Existing Pools would be free to make loans to Participating Borrowers who receive support from other MMA-affiliated Organizations through lending programs, grants or gifts and would also be permitted to invest in not-for-profit pools that are organized by MMA-CDI, as well as any entity that is affiliated with MMA or any entity organized by MMA-CDI that is treated as a non-profit organization under the Internal Revenue Code of 1986, as amended.

21 Other possibilities include, but are not limited to purchasing debt instruments issued by intermediary agencies, such as low-income housing loan funds, micro-enterprise organizations and similar entities; providing direct loans to community development programs; purchasing community investment bonds and other similar secondary market instruments.  There is a market for equity securities issued by community development organizations but, at present, MMA-CDI does not contemplate the organization of any pool that would be authorized to make equity investments in any community development organization.  Applicants further state that purchases by the Trust of securities issued by any such pool is not within the scope of the relief requested by this Application.

Applicants believe that permitting the Praxis Funds to purchase Program Notes income from which may be derived at least in part from such Participating Borrowers is appropriate for three reasons.  First, Applicants are committed to ensuring that the Praxis Funds have access to a broad range of community development opportunities.  The commitment of the Mennonite community to stewardship investing has led MMA-affiliated Organizations to provide financial support to a wide range of not-for-profit organizations.  Inclusion of these organizations in the universe of prospective Participating Borrowers has the potential for broadening the pool of prospective Participating Borrowers from which MMA-CDI may choose in operating the Program.

Second, the decision to participate in the Program is made by the Praxis Funds’ investment adviser, in a manner that is consistent with the procedures adopted by the Praxis Board, the fiduciary duties of MMA Capital and subject to the oversight of the Praxis Board.  Information about Participating Borrowers is periodically presented to the Praxis Board, affording the Praxis Board with the opportunity to review MMA-CDI’s loan portfolio, thereby mitigating the potential that the Praxis Funds will be disadvantaged as a result of the participation of MMA-affiliated Organizations as Participating Borrowers or as “co-investors” in organizations that are selected as Participating Borrowers.

Finally, as noted in Section IX of the Revised Application, the nature of community development investing effectively eliminates the expectation of profit as a result of participation in the Program.  This, together with the fact that liquidation/redemption  features available to the Praxis Funds in connection with the Program Notes will be the same or more advantageous than those available to MMA-affiliated Organizations similarly mitigates the potential that the policies underlying Section 17(d) will be violated.

3.	Factors relevant to the analysis of community development investment.

The CDI Statement of Policy provides that analysis of prospective community development investments will be focused on both financial and social objectives.

From a financial perspective, community development investment opportunities are carefully evaluated in accordance with more traditional investment criteria.  For example, prospective investments are analyzed in an effort to ascertain:  (i) the risk potential and financial stability of the borrowing organization; (ii) the expertise, experience and stability of management; (iii) the existence and viability of market or business plans; (iv) cash flow, debt-equity ratios, existing collateral (or equity) stakes and other financial indicators; and (v) depth of financial reporting and responsiveness to reporting requests.  All loans made to Participating Borrowers must be denominated in United States dollars and are expected to be made for terms of between one and five years.

Subject to the criteria above, the rate of return available in connection with a community development investment that may be under consideration by MMA-CDI will also be a factor in the selection process.  In addition to comparing the rate of return with prevailing interest rates in the marketplace as a whole and anticipated interest rate trends, other factors will be relevant in evaluating the rate of return available in connection with a community development investment.  These factors include (i) the social impact of the specified program and the relevance of the program to the social and financial objectives set forth in the CDI Statement of Policy; (ii) the type of investment involved (e.g. direct loan or credit enhancement); (iii) the amount of the investment to be made; (iv) the rate of interest at which the prospective borrowing organization seeks to repay the lending organization; (v) prevailing interest rates in the marketplace as a whole and anticipated interest rate trends; and (vi) any financial limitations or concern that may be applicable to MMA’s overall commitment to community development investment, such as type of investments (e.g. direct loan or credit enhancement), geographic distribution and types of community development activities supported as a result of the investment.  Finally, prospective borrowers will also be analyzed in an effort to ascertain the level of local support for the project and the borrowing organization’s history of achievement and project success.  Also potentially relevant in the analysis is the extent to which the borrowing organization’s sources of support may be diversified (or concentrated) as a result of the investment under consideration.

B.	Investment Monitoring, Administration and Reporting.

As previously noted, the management of all business, property and affairs of MMA-CDI is vested in the MMA-CDI Board.  Investment decisions will made by officers of MMA-CDI under the direction of the MMA-CDI Board not only with reference to the CDI Statement of Policy described above, but also in consultation with the MMA-CDI Board and MMA Board.

In addition, MMA-CDI has entered into an administration agreement (“Administration Agreement”) with the Calvert Social Investment Foundation, a national leader in community development investing and a member of the Calvert Group of Companies.  Under the terms of the Administration Agreement, the Calvert Social Investment Foundation has agreed that it will provide a variety of services to MMA-CDI.  These services relate to the administration of investment and administration of investor records and similar matters, as well as the maintenance of MMA-CDI’s financial accounts and related financial statements.  In addition, and while selection of Participating Borrowers is the responsibility of MMA-CDI, Calvert Social Investment Foundation may, from time to time, identify organizations that may meet the criteria

MMA-CDI uses to evaluation prospective Participating Borrowers.22  This exchange of information about opportunities for community development investing is consistent with the goals of the Program and the similar activities in which the Calvert Social Investment Foundation has been engaged since its founding.23

V.	CONDITIONS TO REQUESTED RELIEF

Applicants agree that the Requested Order will be subject to the following conditions:

1.    Each of the Praxis Funds will be permitted to acquire Program Notes only in accordance with their respective investment objectives, policies and restrictions.  The Praxis Board will be responsible for reviewing the MMA-CDI Program not less frequently than annually and evaluating whether the continued participation of the Praxis Funds in MMA-CDI continues to be consistent with the investment objectives and policies of each Praxis Fund.

2.    Each of the Praxis Funds may commit a maximum of 3% of its total assets to community development investments (including the acquisition of Program Notes), provided that the Praxis Funds will not be permitted to acquire Program Notes to an extent greater than that which is permitted under the terms of their prospectus and limits approved by the those members of the Praxis Board who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act.

22 Investment administration services include: due diligence review of each community development organization being considered for investment by MMA-CDI; annual reviews of each Participating Borrower, as well as interim reviews in connection with the renewal of investments or changes in financial conditions relating to such organizations; and ongoing monitoring of such organizations to assure that each organization continues to abide by the terms of the MMA-CDI investment.  Under the Administration Agreement, Calvert Foundation will also handle investor communications, administrative matters relating to compliance with state securities laws, assistance in the preparation of offering documents and recordkeeping and tax reporting relating to investor accounts.  As indicated earlier in this Application, the fee payable under the Administration Agreement is a direct expense of MMA-CDI and will not affect the interest rate which MMA-CDI is obligated to pay investors in any MMA Pool.

23 See Section IX of this Application.  Calvert Social Investment Foundation receives no fee or payment from MMA-CDI other than with respect to the administrative functions described in this Application.

3.    Neither Everence Capital or any other MMA-affiliated Organization will receive any compensation for services provided to MMA-CDI or for the Praxis Funds’ investment in Program Notes,  provided that:  (i) the market value of Program Notes in which the Praxis Funds may, from time to time, invest will be included in the calculation of any investment advisory fee payable by any Praxis Fund to any MMA-affiliated Organization pursuant to the terms of an investment advisory contract that satisfies the requirements of Section 15(a) of the 1940 Act and subject to Section 36 of the Act, where such fee is calculated based on a percentage of the average daily net assets of any such Praxis Fund; and (ii) MMA-CDI may participate in the Resource Sharing Arrangements, provided that such reimbursements made in connection with the Resource Sharing Arrangements will not affect the value of, or interest paid under the terms of, any variable rate note issued in reliance on the Requested Order.

4.    All Noteholders will participate in the income (losses) generated by the assets underlying Program Notes in proportion to their respective investments provided that a Sustaining Investor may agree to absorb more than its proportionate share of any losses and further provided that the Praxis Funds will not be permitted to become Sustaining Investors.

5.           With respect to New Notes issued by either the near-market pool or below-market pool, MMA-CDI will not adjust:  (i) the percentage of the Average Treasury Rate with reference to which the applicable interest rate is computed and/or (ii) the applicable interest rate floor and cap once each year as described herein, unless:  (a) MMA-CDI notifies the holders any New Notes affected by such change at least 30 days in advance such change; and (b) each such holder is subsequently entitled to tender the New Notes to which the change is to be applied to MMA-CDI at face value (including accrued interest) without penalty or discount.

VI.	APPLICANTS’ ANALYSIS OF SECTION 17(b) OF THE 1940 ACT

Each of the Praxis Funds and MMA-CDI are persons who may be deemed to be “affiliated persons” of one another within the meaning of the 1940 Act.24  Applicants also state that they have treated investments made by the Praxis Funds in securities issued by MMA-CDI in connection with the Community Development Program as within the scope of transactions subject to the limitations imposed by Sections 17(a) and 17(d) of that Act and that such transactions have been effected in accordance with the Original Order.25  Viewed as a whole, Sections 6(c), 17(b) and 17(d) of the 1940 Act effectively require the Commission to make the following determinations before it may approve this Application and issue the Requested Order:

A.	Applicable Provisions of the 1940 Act and Rules Thereunder

1.	Section 2(a)(3) -- Definition of “Affiliated Person”.

Section 2(a)(3)(E) provides that the investment adviser of a registered investment company will be deemed to be an affiliated person of the registered company it serves.  As the Trust investment adviser, Everence Capital is an affiliated person of the Trust.  Pursuant to Section 2(a)(3)(C) of the 1940 Act, an "affiliated person" of another person means "any person

24 Section 2(a)(3)(E) provides that the investment adviser of a registered investment company will be deemed to be an affiliated person of the registered company it serves.  Pursuant to Section 2(a)(3)(C) of the 1940 Act, an “affiliated person” of another person means “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  As noted in this Application, MMA Capital is an affiliated person of the Trust.  Because the MMA Board could be deemed to have the power to exercise controlling influence over the management or policies of both Everence Capital and MMA-CDI,  these entities could be deemed to be “under common control” within the meaning of Section 2(a)(3) of the 1940 Act. Accordingly, MMA-CDI would likely be deemed an affiliated person of Everence Capital and thus “an affiliated person of an affiliated person” of the Trust, as that term is used in various provisions of Section 17 of the 1940 Act, including Sections 17(a), 17(d) and Rule 17d-1 thereof.  Similarly, any wholly-owned or controlled subsidiary of MMA-CDI (such as, for example, a not-for-profit organization that is a “disregarded entity” for purposes of the Internal Revenue Code of 1986, as amended) would likely also be deemed an “affiliated person” of the Praxis Funds within the meaning of the 1940 Act.

25 Section 17(a)(1) generally makes it unlawful for an affiliated person of a registered investment company, or any affiliated person of such affiliated person, acting as principal, knowingly to purchase from, or sell to, such registered company any security.  Section 17(d) and Rule 17d-1 thereunder generally prohibit transactions involving registered investment companies and their affiliated persons absent the filing of an application with, and the granting of an order by, the Commission.

directly or indirectly controlling, controlled by, or under common control with, such other person."  Because the MMA Board could be deemed to have the power to exercise controlling influence over the management or policies of both Everence Capital and MMA-CDI,26 these entities could be deemed to be under “under common control” within the meaning of Section 2(a)(3) of the 1940 Act.  Assuming a finding of “common control”, and assuming that the Praxis Funds are deemed to be under the “control” of their investment adviser, MMA-CDI could be deemed an affiliated person of Everence Capital and of the Trust, as that term is used in various provisions of Section 17 of the 1940 Act, including Section 17(a) thereof.

2.	Section 17(a)(1) and 17(a)(2) – Limits on Purchases and Sales of Securities between Mutual Funds and their Affiliated Persons.

Section 17(a)(1) generally makes it unlawful for an affiliated person of a registered investment company, or any affiliated person of such affiliated person (hereinafter a “second-tier affiliate”), acting as principal, knowingly to sell any security to such registered company.  Although exempt from registration under the Securities Act of 1933, the Program Notes are “securities” within the meaning of Section 17 and the rules promulgated thereunder.27 Applicants further state that a purchase of Program Notes by any of the Praxis Funds may be deemed a “sale” of a security by an affiliated person or a second-tier affiliate of the Trust in contravention of Section 17(a)(1) of the 1940 Act.

Section 17(a)(2) generally makes it unlawful for an affiliated person of a registered investment company, or second-tier affiliate, acting as principal, knowingly to purchase any

26 As previously noted, the bylaws of MMA-CDI specify that the MMA Board has the power to appoint a majority of the MMA-CDI Board.  Menno Insurance Service, Inc. (of which Everence Capital is a subsidiary) is itself a subsidiary of Mennonite Mutual Aid, Inc., a company that is operated under the supervision and control of the MMA Board of Directors and or the investment committee of the MMA Board.

27 Under Section 2(a)(36) of the 1940 Act, a “security” is defined as any note, stock, treasury stock, bond debenture, evidence of indebtedness.

security from such registered company.  Absent an order of the Commission, Section 17(a)(2) would prohibit any repurchase or redemption of Program Notes held by the Praxis Funds by MMA-CDI or any affiliate of MMA-CDI.  As previously noted, Program Notes are designed to be held to maturity and MMA-CDI does not anticipate that any redemption or similar program will be available to Noteholders.  MMA-CDI is committed, however, to ensuring that the Praxis Funds will have the same opportunity to purchase or dispose of any Program Notes acquired by the Praxis Funds as any other Noteholder.  Accordingly, Applicants request relief from Section 17(a)(2) to the extent necessary to permit the Praxis Funds to take advantage of repurchase or redemption offers, if any, that may arise.

3.	Section 17(b) -- Authority to Grant Exemptions from Section 17(a).

Section 17(b) provides a mechanism for the Commission to exempt any person or transaction from the prohibitions of Section 17(a) provided that the standards set forth in Section 17(b) are met.   Section 17(b) provides that the Commission may, by order and upon application, grant such relief if: (i) the terms of the proposed transaction, including consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statements and reports filed under the 1940 Act; and (iii) the proposed transaction is consistent with the general purposes underlying the 1940 Act.

4.	Section 6(c) -- Authority of the Commission to Grant Exemptions.

Section 6(c) provides that the Commission “. . . upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision [of the 1940 Act] if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

B.	Proposed Sale of Program Notes Satisfies the Standard of Section 17(b) and 6(c) of the 1940 Act.

1.	The participation of the Praxis Funds as Noteholders under the terms of the Requested Order is fair and reasonable and does not involve overreaching on the part of any person involved.

Program Notes evidencing the interests of each Noteholder and specifying the rights of each such Noteholder will be identical except for those terms that will have been specifically selected by the Noteholder (i.e. the identity of the issuing pool and the principal amount).28  The proceeds derived by MMA-CDI from the sale of variable rate notes to each investor will be commingled with the assets of all other investors in the issuing pool; a Noteholder will not be able to direct its investment to a particular community development organization that, for example, the investor believes may be more likely to meet its obligations.  Under these circumstances, there can be no opportunity for any Noteholder to participate in revenues received from investments made by MMA-CDI on a basis that is more advantageous than any other Noteholder of the same class.29  An important feature of this Application is the right that all Noteholders, including the Praxis Funds, will have to notice of any change in the interest rate caps and floors that are to be imposed on the New Notes and the corollary right to either hold Original Notes previously acquired to maturity or to tender such notes in exchange for notes

28 Interest rates will vary, however, depending on the point in time that the purchase is made.  Additionally, Program Noted issued by the below-market rate pool have interest rates, as described earlier in this Application, that are different from those of the near-market rate pool.

29 As previously noted, MMA-CDI may seek program grants and other support for the purpose, among other things, of providing loan loss reserves and similar arrangements for the benefit of investors in Program Notes. To the extent that funding for such arrangements is obtained, the benefit will be shared equally among all such investors in the pool to which such protection applies, other than any Sustaining Investor that has chosen to fund such arrangement.

subject to revised terms.  Designed to ensure that Noteholders, including the Praxis Funds, are able to take advantage of more advantageous terms as they may arise, relief from Section 17(a)(2) to the extent requested does not involve overreaching, but rather offers a safeguard against it.

2.
The proposed purchase of Program Notes is consistent with the policies of the Trust.  Investments made pursuant to the Requested Order by the Praxis Funds will be monitored in accordance with applicable procedures adopted by the Praxis Board.

a.	The policies of the Praxis Funds as recited in its registration statement and reports are consistent with purchases by the Praxis Funds of Program Notes.

The Praxis Funds’ commitment to community development investing is consistent with disclosed policies of the Praxis Funds.  Each of the Praxis Funds seeks to use the tools of socially responsible investing and has long been authorized to commit up to 3% of their respective assets to community development investments that present opportunities for furthering the social and economic well-being of disadvantaged individuals and their communities.  Disclosure relating to the core commitment to stewardship investing principles has been included in the prospectuses relating to the Praxis Funds since May 1999.  Additionally, the prospectus and/or statement of additional information for the Praxis Funds includes disclosure designed to inform investors about the risks that may be associated with the investments in community development investing, including the fact that such investments offer a rate of return below the market rate prevailing at the time of the investment. Community development investments are also scheduled in shareholder reports and in other filings, such as Form N-CSR and Form NQ, required to be made with the Commission (“Required Reports”).

From an investment perspective, the purchase of Program Notes is the functional equivalent of direct community development investments, both from the perspective of traditional credit risk analysis and risks associated with investments in illiquid securities.  Under these circumstances, Applicants represent that purchases of such notes by the Praxis Funds in accordance with the Requested Order are consistent with the investment policies and restrictions of the Praxis Funds to the same extent as direct community development investments.

Applicants further state that participation by the Praxis Funds in the Program in accordance with the Original Order was approved at a meeting of the Praxis Board held on February 17, 2001 and, in accordance with procedures adopted by the Praxis Board, the Praxis Board reviews the Program at least annually and evaluates whether the continued participation by each Praxis Fund in the Program remains consistent with the investment objectives and policies of each Praxis Fund.  This participation is also disclosed in the prospectus and/or statement of additional information relating to the Praxis Funds, as well as other Required Reports.  Further, the Praxis Funds’ participation in the Program is subject to periodic monitoring by the Praxis Board to ensure compliance with the polices and procedures adopted by the Praxis Board, as well as the annual review by the Praxis Board of the continued participation of each Praxis Fund in the Program.  Disclosure relating to the Praxis Funds’ participation in the Program is included in the prospectus for the Praxis Funds.  Such disclosure summarizes the manner in which the MMA-CDI Program is managed and describes investment considerations relevant to community development investments in general.  Finally, the Praxis Board approved the proposal to apply for the Requested Order on November 17, 2008.

C.	The Basis On Which The Praxis Funds Effect Transactions Related To The Program, And In The Manner Set Forth Herein, Is Fair And Reasonable.

1.	Terms of All Program Notes will be Consistent.

The terms of all Program Notes are expected to be the same except for those terms that will have been specifically selected by the Noteholder.  The Praxis Funds will not be offered

Program Notes the terms of which are less advantageous than those available to any MMA affiliate or other investors.

Noteholders are not able to direct their investment to a particular community development organization that, for example, the investor believes may be more likely to meet its obligations.  Under these circumstances, there can be no opportunity for any Noteholder to participate in revenues received from investments made by MMA-CDI on a basis that is more advantageous than any other holder of any other note of the same class.30  Further, each of the Praxis Funds is afforded the opportunity to purchase and, if possible, liquidate Program Notes on terms that are no less advantageous than those provided to any MMA-affiliated Organization.

2.	Acquisition of Program Notes is Consistent with the Policies of the Praxis Funds.

The Praxis Board has adopted and approved non-fundamental investment policies authorizing each of the Praxis Funds to make certain types of community development investments, and specific disclosure of this policy has been included in the Trust’s prospectus since May 3, 1999.

Purchases of Program Notes are consistent with Trust investment policies.  Applicants recognize that Program Notes are properly characterized as illiquid, debt instruments.  It should be similarly recognized, however, that the Praxis Funds are not prohibited, as an investment matter, from investing in the type of securities represented by Program Notes. Each of the Praxis Funds has current income as either a primary or a secondary investment objective and thus that each is authorized to invest at least a portion of its assets in debt securities.  Each of the Praxis Funds has adopted guidelines with respect to the quality of the debt securities in which each may

30 As previously noted, MMA-CDI may seek program grants and other support for the purpose, among other things, of providing loan loss reserves and similar arrangements.  See note 29.

invest and Applicants further state that community development investments are unlikely to meet these quality and rating standards. Applicants represent, however, that community development investments (including any Program Notes acquired by the Praxis Funds) contemplated by the Trust will be de minimis relative to the net assets of the respective Praxis Funds.  Under these circumstances, and assuming adequate disclosure and Praxis Board approval, such investments are neither impermissible nor contrary to any fundamental policy to which the respective Praxis Funds are subject.

Each of the Praxis Funds is also permitted to invest up to 15% of its assets in illiquid securities, in accord with a non-fundamental policy adopted by the Trust.  Like other illiquid instruments or investments for which market quotations are not readily available, community development investments (including Program Notes) acquired by the Praxis Funds will be subject to those procedures (“Fair Value Procedures”) adopted by each of the Praxis Funds for the purpose of monitoring such investments.  Under these procedures, the Praxis Board will be ultimately responsible for the fair valuation of any Program Notes held by the Praxis Funds.  Adherence to these procedures will ensure that the Praxis Board is in a position to monitor and evaluate the value of such investments within both an investment context and in the context of the social goals of the Trust and shareholders it serves.  Under the Trust's Fair Value Procedures, the Trust's investment adviser is charged with the responsibility of ascertaining the value of any securities that are deemed illiquid within the meaning of the Fair Value Procedures.  Among other things, these procedures contemplate that the Praxis Board will, at each of its regular quarterly meetings, review such holdings with a view to assuring that their value is accurately reflected in the net asset value of the Praxis Fund involved, and that the investment adviser has determined the value of any such securities in accordance with such procedures.

3.	MMA-CDI will Facilitate Community Development Investing by Praxis Funds.

As a practical matter, community development investment requires a significant amount of time and attention, both from an investment and an administrative perspective.  Applicants believe, however, that MMA-CDI will be able to achieve economies of scale in analyzing prospective investments and placing and processing the resulting community development investments and that the Praxis Funds will benefit from these economies if they are permitted to use MMA-CDI as a vehicle for those assets of the Praxis Funds that may be allocated to community development investments.  In addition, the Praxis Funds will be relieved of the detailed due diligence, placement and processing functions that each Praxis Fund would otherwise be required to perform, as well as the costs associated with the maintenance of a number of small positions in the investment portfolio of each of the Praxis Funds.  By purchasing Program Notes, the Praxis Funds would also have the benefit of investing in a “diversified” group of community development organizations and thus the potential impact that a default by one of these organizations would have would be correspondingly reduced.  Finally, investment in MMA-CDI will allow the Praxis Funds to benefit from any loan loss reserve or other similar arrangement that MMA-CDI may be able to provide.

4.
The prospectus and/or statement of additional information for the Praxis Funds will include disclosure sufficient to inform investors about the community development investment program approved by the Praxis Board and the potential risks associated with such investments, together with any additional risks that may be associated with the acquisition of Program Notes.

Since May, 1999, the prospectus relating to the Praxis Funds has disclosed the Trust’s policy with respect to community development investing:

Consistent with the [Trust’s investment criteria for socially responsible investing], the Board of Trustees [of the Trust] has authorized the [Praxis Funds] to make certain types of community development investments.  These consist of investments in local community oriented investment programs which are intended to provide economic growth and opportunity in areas deemed suitable for investments of this type.  The objective of such community development investments is to foster sustainable social and economic well-being through the use of targeted investments.

Subsequently, pursuant to the Praxis Board’s direction, more detailed disclosure relating to community development investing and the acquisition of Program Notes was added to the prospectus and/or statement of additional information for the Praxis Funds.  Such disclosure describes certain investment considerations relevant to community development investments, including the fact that such investments are illiquid, yield below market returns and are of low quality; identify MMA-CDI and its affiliation with the Praxis Funds’ investment adviser; and summarize the manner in which the MMA-CDI Program is managed.

5.	The Purchase of Program Notes by the Praxis Funds is consistent with the general purposes underlying the 1940 Act.

The primary purpose of Section 17(a), generally, is to prohibit self-dealing by affiliated persons of investment companies (1 Loss, Securities Regulation, 2nd ed., at 149-150).  The policy rationale underlying Section 17(a) is concern that an affiliated person of a registered investment company, by virtue of its relationship, could cause the registered investment company to purchase securities of poor quality from the affiliated person or to overpay for such securities.

Applicants represent that under the circumstances of the proposed purchases by the Praxis Funds of Program Notes, the potential for the type of self-dealing that Section 17(a) was designed to prevent is not present.  In particular, Applicants point to the fact that only a very limited portion of the assets of any Praxis Fund will be permitted to be invested in community development investments, such as Program Notes and that each Praxis Fund will determine the principal amount of and the term to maturity associated with, any purchase of Program Notes.  Applicants recognize that, like all community development investments, a purchase of Program

Notes is likely to be both illiquid and carry with it the risk that the underlying community development organizations will be unable to meet their financial obligations.  It should be similarly recognized, however, that the Praxis Board has authorized the Praxis Funds to make such investments.  MMA-CDI offers a means to make such investments more efficiently, at lower cost and, because a number of community development organizations will be represented in the MMA-CDI portfolio of investments, with a reduced risk of loss.  This result is consistent with the general purposes of the 1940 Act.

Specifically with respect to the relief requested from Section 17(a)(2), the relief is required in order to assure that the participation of the Praxis Funds will not be on a basis different than, or less advantageous than, that of any other participant in the proposed transactions.

VII.	APPLICANTS ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER EXEMPTING APPLICANTS FROM SECTION 17(d) AND RULE 17d-1 PURSUANT TO RULE 17d-1(a) UNDER THE 1940 ACT.

A.	Applicable Provisions of the 1940 Act and Rules Thereunder.

1.	Section 17(d) and Rule 17d-1 -- Prohibition on Joint Transactions.

Section 17(d) of the 1940 Act provides, in pertinent part:

It shall be unlawful for any affiliated person of … a registered investment company ... or any affiliated person of such person ... acting as principal to effect any transaction in which such registered company ... is a joint or a joint and several participant with such person ... or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant . . .

Rule 17c-1 defines the term “joint enterprise or other joint arrangement” for purposes of Section 17(a) as " . . . any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ... and any affiliated person of  . . . such registered investment company, or any affiliated person of such a person, ... have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.”  As already stated, it is likely that MMA-CDI and the Trust would be deemed to be second-tier affiliates of one another.  Additionally, each Praxis Fund may be deemed to be participating in a joint transaction with each other Praxis Fund through the pooling of assets in the MMA Pools, and that the Praxis Funds could be deemed to be participating in a joint transaction with MMA-CDI through their investment in Program Notes.  Under such circumstances, it is likely that transactions between them would fall within the scope of Section 17(d).

Applicants do not believe that the participation of MMA-CDI in the Resource Sharing Arrangements is a “joint transaction” or “joint arrangement” within the scope of Section 17(d).  Applicants’ view is based upon the fact that the interest rate applicable to any variable rate note made available to the Praxis Funds in connection with the Program is determined with respect to the rates then available on U.S. Treasury instruments of similar maturity and not on the level of expenses incurred by MMA-CDI.  Even if MMA-CDI’s participation in Resource Sharing Arrangements were to be considered to fall within the scope of Section 17(d), however, Applicants believe that such participation is consistent with the granting of the Requested Order

2.	Rule 17d-1(b) -- Exemption from the Prohibition Against Joint Transactions and Arrangements.

When the Commission first adopted Rule 17d-1, it simultaneously activated the prohibition of Section 17(d) against “joint transactions” and provided a basis upon which registered investment companies would be permitted to enter into such transactions with their affiliates.  Rule 17d-1 provides, in relevant part:

“No affiliated person of ... any registered investment company ... and no affiliated person of such a person ... acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company  ... is a participant ... unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval ...”

“In passing upon [applications pursuant to Rule 17d-1(a)] the Commission will consider whether the participation of such registered company in such joint arrangement ... on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants."

B.	Applicants Represent that the Proposed Sale of Program Notes to the Praxis Funds Satisfies the Standards Set Forth in Rule 17d-1(b) of the 1940 Act.

1.	The participation of the Praxis Funds will not be on a basis different than, or less advantageous than, that of any other participant in the proposed transactions, except Sustaining Investors.

Applicants assert that the proposed participation of the Praxis Funds in MMA-CDI in the manner described in this Application will not result in the treatment of the assets of the Praxis Funds on a basis unequal to each other or, with the possible exception of Sustaining Investors as described in Section II A and II.B .of this Application, to any other Noteholder.  Rather, to the extent that the Praxis Funds determine to invest in Program Notes, the assets of the Praxis Funds will be pooled with the proceeds of other sales of Program Notes and this non-segregated asset base will be used to place investments in the community.

In addition, the proposed arrangement would be free of any inherent bias favoring one of the Praxis Funds over another or favoring other Noteholders other than the Praxis Fund.  This is the case because all Noteholders will participate in the income (losses) generated by the assets underlying such Program Notes in proportion to their respective investments as set forth in

Condition 4 (at page 23) and investments made by MMA Pools will be selected based on the community development investment policies described in Section III.B of this Application and not the interests of any particular investor.  Further, each investor will have the opportunity to select the principal amount of any investment made.

Finally, the circumstances surrounding the acquisition of Program Notes by the Praxis Funds and the manner in which MMA-CDI will conduct both the offering of Program Notes and its community development investment program lack any element of profit motive, which the courts and the Commission have stated must be present in order to support a finding that the policies underlying Section 17(d) and Rule 17d-1 under the 1940 Act have been violated.31  While it is decidedly the case that Noteholders are expected to earn income from their investment in MMA-CDI, it is equally the case that any Noteholder will, in effect, be sustaining a loss to the extent of that such investor could have invested in securities that would earn a prevailing rate of interest.

Applicants state that MMA-CDI’s participation in the Resource Sharing Arrangements and the possibility that an MMA-affiliated Organization may receive payments from MMA-CDI in connection with such arrangements offers little, if any, possiblity that the acquisition of Program Notes by the Praxis Funds will subject the Praxis Fund to treatment that is on a basis that is less advantageous than that of other Noteholders.  The basis for this view is three-fold.

31  See Rule 17d-1(c); 17 C.F.R. 270. 17d-1(c) (requiring participation in "enterprise or undertaking" or sharing of profits); SEC v. Talley Industries, Inc., [1967-1969 Transfer Binder] Fed. Sec. L. Rep. (CCH) 92,240, at 97,103 (2d Cir. 1968) (requiring "some element of 'combination' " for Section 17(d) to apply), cert. denied, 393 U.S. 1015 (1969); In the Matter of Steadman Security Corp., Investment Company Act Release No. 9830, [1977-1978 Transfer Binder] Fed. Sec. L. Rep. (CCH) 81,243, at 88,339 (June 29, 1977) (requiring a "causal nexus or a quid pro quo" between the relevant transactions in order to prove the necessary element of "some sort of 'combination' " under Section 17(d)); In the Matter of Steadman Security Corp., Administrative Proceeding File No. 3-3101, [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH) 80,038, at 84,848 (Dec. 20, 1974) (requiring a profit motive or an element of investment to sustain a Section 17(d) violation).

First, under both the 2001 Order and under the Requested Order, if granted, the interest rate applicable to any variable rate note made available to the Praxis Funds in connection with the Program is determined with respect to the Treasury Rate and thus establishment of the rate would not be affected by the level of expenses incurred by MMA-CDI in its operations (including for this purpose, any reimbursement paid).  Accordingly, there is no nexus between the joint transaction with respect to which relief is being sought (i.e. the purchase of variable rate notes) and the amount that MMA-CDI may pay for necessary services or the recipient of those services.

Second, Applicants propose, as a condition of the Requested Order, that any expense reimbursement payable to any MMA-affiliated Organization will not be permitted to affect the value of, or interest paid under, the terms of any note issued in reliance on the Requested Order.  This condition mitigates the potential that any obligation MMA-CDI may have to its affiliates under the resource sharing arrangement will disadvantage the Praxis Funds or result in a change in the value of the Praxis Funds’ investment in any such note.

Third, Applicants note that a focus of the Commission’s review of Applicants’ request is whether the participation of the Praxis Funds in the transactions for which relief is requested will be on a basis that is different from or less advantageous than, other participants.  While the financial position of MMA-CDI, and thus its ability to meet its obligations to the Praxis Funds could be affected by the level expenses it incurs in its operations (whether such obligations are owed to MMA-affiliated Organizations or non-affiliated entities), consideration of this matter is properly a part of the Praxis Funds’ investment decision.

2.	The basis upon which the sale of Program Notes to the Trust will take place is consistent with the provisions, policies and purposes of the 1940 Act.

As more fully set forth in Section V.1 and Section VI.B.2.a of this Application, the circumstances surrounding the proposed investments by the Praxis Funds are consistent with the policies and purposes of the 1940 Act in that the transactions will be effected in accordance with the investment objectives and policies adopted by the respective Praxis Fund.  Further, Applicants represent that the Praxis Funds are likely to benefit from their participation in the Program in that such participation will likely result in lower transaction costs, and reduction of the risks, than would otherwise be associated with direct community development investments by the respective Praxis Funds.

VIII.	RELIEF REQUESTED PURSUANT TO SECTION 6(C) UNDER THE 1940 ACT

Applicants believe that the terms of the proposed transaction are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policies and provisions of the 1940 Act.  Further, the purpose of this Application is to facilitate the implementation by the Praxis Funds of the community development investment program already authorized by the Trust’s Praxis Board as part of the Trust’s overall commitment to stewardship investing.  Applicants represent that the purchase by the Praxis Funds of Program Notes as a vehicle for such investments benefit the Praxis Funds and their shareholders.

In addition, Applicants represent that the Requested Order is in the interests of the public generally in that it will facilitate a program which focuses on the development of economic opportunities through financial support of the community development organization, a policy that is currently on the national agenda as a means to furthering economic development in undeveloped communities.

IX.	DISCUSSION OF APPLICABLE PRECEDENT

The Commission has, in the past, issued two orders in circumstances similar to those presented here.  The most recent of these is the 2001 Order granted to Applicants.32  An order substantially similar to both the 2001 Order and the Requested Order was granted by the Commission to the Calvert Social Investment Fund (“CSIF”) and its affiliate, the Calvert Foundation.33

The facts underlying the 2001 Order are the same as those that relate to the instant request except to the extent specifically set forth in this Revised Application.  Additionally, Applicants have agreed to the four specific conditions set forth in this Revised application, one of which relates to the Resource Sharing Arrangements.34

The facts underlying the Calvert application were very similar to those presented here.  In the Calvert situation, CSIF had a disclosed policy of participating in community development investing (referred to in the Calvert application as “high social impact investing” or “HSII”); CSIF sought the ability to streamline the detailed and costly process of engaging in HSII by purchasing securities issued by the Calvert Foundation, an entity dedicated to community development investing and related endeavors; and the securities to be issued by the Calvert Foundation were to be offered to CSIF in principal amounts and terms to maturity selected by CSIF.

32  In the Matter of MMA Praxis Mutual Funds and MMA Community Development Investments, Inc., Investment Company Act Release No. 25263 (November 14, 2001) (notice); Investment Company Act of 1940 Release No. 25315 (December 11, 2001) (order).

33 Investment Company Act Release Nos. 23306 (July 8, 1998)(notice) and 23376 (Aug. 4, 1998)(order).

34 Applicants recognize that the Original Application referenced the existence of the arrangements referred to in this Revised Application as Resource Sharing Arrangements.   Applicants state, however that these references in the Original Application should be viewed as illustrating the overall commitment of MMA to community development investing and were not offered in the Original Application or framed  in the 2001 Order as conditions to the relief granted.

There are, however, certain differences between the Calvert application and the instant Application.  Applicants assert that these differences do not render the Calvert application inapplicable as substantial precedent for the Requested Order.

First, in the Calvert situation, CSIF had already commenced a program of direct investment in community development organizations and experienced first-hand the difficulties associated with managing its HSII portfolio.  One of the reasons that MMA sought the advice of the Calvert Foundation in structuring its community development investment program was to draw on the experience of the Calvert organization in the emerging area of community development investing, in an effort to avoid to the greatest extent possible the inefficiencies and expenses inherent in making investments in community development organizations.  Thus, the fact that the Praxis Funds do not have direct investment experience should not be an impediment to the issuance of the Requested Order.

Second, the Calvert Foundation offered its investors, including CSIF, the ability to select a rate of return on securities purchased within a specified range.  Applicants assert, however, that the ability to select a specific rate of return within the offered range is a matter relevant to a determination of whether the purchase of Program Notes is appropriate in light of the investment policies and objectives (including the social objectives) of the individual Praxis Funds.  It is not an indication of whether the proposed purchase of Program Notes is inconsistent with the policies and purposes underlying the 1940 Act or of any increased potential for overreaching on the part of any party to the proposed transactions.35

35 In this regard, Applicants point again to the fact that investors that choose to purchase Program Notes are investing with a view to obtaining a “social return” rather than with the goal of maximizing investment return; each such investor will, effectively, have made a decision to forgo the opportunity to obtain a market rate of investment return in exchange for the opportunity for “social return” that community development investing provides.

Third, the Calvert Foundation already obtained certain grants from philanthropic organizations not affiliated with CSIF or the Calvert Foundation36 and a portion of this funding had already been committed to loan loss reserves and similar arrangements for the benefit of investors in the Calvert Foundation’s.  Once again, the availability of such credit enhancing arrangements is a matter relevant to a determination of whether the purchase of Program Notes is appropriate in light of the investment policies and objectives (including the social objectives) of the individual Praxis Funds.

In addition to the forgoing differences between the structure of the HSII program that was the subject of the Calvert Order and the MMA-CDI program described here, the Calvert Order included a specific condition that no affiliate of CSIF’s investment adviser or any subadviser would invest in notes issued by the Calvert Foundation.  Applicants do not believe that such a condition is necessary for the protection of the Praxis Fund shareholders or to assure that the contemplated transactions are consistent with the policies underlying the 1940 Act.  Applicants’ conclusion in this regard is based on two factors.

Applicants assert that the creation of MMA-CDI grew out of the desire of a faith based investment organization to reduce the administrative difficulties traditionally associated with community development investing.  Fundamental to this effort are the resources that MMA-affiliated Organizations have that Applicants believe will continue to be contributed to, and are expected to continue to contribute to, MMA’s community development investment program, including MMA-CDI.  These resources, Applicants believe, will not only increase the social impact that community development investments will have on the communities in which they are

36 As noted in the Calvert Application, Acacia National Life Insurance Company, an affiliate of the Calvert group of investment companies had also provided a grant to the Calvert Foundation.

made, but will enhance MMA-CDI’s ability to meet its obligations to the holders of Program Notes.37

In addition, as noted above, MMA-CDI anticipates that it will seek direct funding through direct grants and similar mechanisms, a part of which may be made available for “first loss” and “loss reserve” programs.  Applicants believe, however, that the likelihood that such efforts will be successful may depend on the extent to which MMA-affiliated Organizations are themselves able to demonstrate a commitment to the community development concept and the MMA-CDI program in particular.  If MMA-affiliated Organizations are precluded from acquiring Program Notes, Applicants believe that MMA-CDI will be substantially disadvantaged in its effort to develop a sound and stable investment program.

Applicants also note that the Commission has permitted affiliated persons to co-invest in “for profit” ventures and thus assert that the mere fact that an enterprise includes both a registered investment company and affiliated persons of that company has not, in and of itself, been a bar to such a “joint arrangement.”

For example, the Commission recently issued an exemptive order pursuant to Section 17(d) and Rule 17d-1(a) to Van Wagoner Funds, Inc., a registered investment company.38  The Van Wagoner order permitted the fund to co-invest in certain venture capital enterprises with its investment adviser and affiliates of that adviser.  A primary feature of that order appears to have been the ability of the board of directors of the Van Wagoner Funds to specifically pass upon

37  One facet of this contribution is the expertise that MMA-affiliated Organizations have developed with respect to community development investing and MMA’s access to the research and selection processes developed by the Calvert Foundation with respect to all community development investing.

38  See Investment Company Act Release Nos.  23954 (August 19, 1999)(notice) and 24012 (September 14, 1999)(order).  Amended on May 8, 2000 to extend the terms of the prior order to additional portfolios of the investment company involved, Investment Company Act Release Nos. 24386 (April 10, 2000)(notice) and 24446 (May 8, 2000)(order).

each co-investment opportunity, including any opportunity for “follow-on” investments in any venture capital enterprise.  This feature, Applicants believe, was likely crafted to mitigate the possibility that a fund affiliate might chose to invest in a manner that disadvantaged the fund either by usurping an attractive opportunity that might otherwise be available to the fund or, conversely, by declining a less attractive opportunity, but nevertheless permitting the fund to make that investment.  Applicants assert that the potential for such “overreaching” in the instant case, if it exists at all, is limited by the fact that the Program Notes relate to community development investments in which there is no expectation of capital gain or profit in traditional investment terms.

Additionally, as previously noted, the 2001 Order39 already permits the Praxis Funds to invest a limited portion of their respective net assets in the Program Notes under certain circumstances.

X.	ORDER REQUESTED

The Commission is authorized by Section 6(c) of the 1940 Act to exempt any person, security, or transaction, or any class of securities, or transactions from any provision of the 1940 Act or any rule thereunder, "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act."  Further, the Commission also permits persons to file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of this subsection under Section 17(b) of the 1940 Act.  The Commission may grant such application and issue such order of exemption if:  (i) the terms of the proposed arrangement transaction, including the

39 Investment Company Act release Nos. 25263 (Nov. 14, 2001)(notice) and  25315 (Dec. 11, 2001)(order).

consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed arrangement is consistent with the policy of each registered investment company concerned as recited in its registration statement and reports; and (iii) the proposed arrangement is consistent with the general purposes of this section.  Finally, the Commission may consider granting an exemption from Section 17d-1 and Rule 17d-1(a) thereunder.

For the reasons previously set forth above, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the 1940 Act, and therefore, should be granted.

XI.	OTHER MATTERS

Pursuant to Rule 0-2(c) under the 1940 Act, the Trust hereby states that the Praxis Board, and MMA CDI hereby states that the MMA-CDI Board, in each case by resolutions duly adopted and attached hereto as Exhibits A-1 and A-2, has authorized its officers to prepare, or cause to be prepared, to execute and to file with the Commission this Application and any amendments thereto and to take any and all necessary or appropriate actions.  Pursuant to Rule 0-2, each Applicant hereby states that its address, and those individuals to whom communications and questions concerning the Application should be directed are set forth on the cover page of this Application.

Pursuant to Rule 0-5, a draft Notice of Application is attached hereto as Exhibit C.  It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.  All requirements for the execution and filing of this Application by each Applicant have been complied with.

IN WITNESS WHEREOF, each of the Applicants has caused this Application to be duly executed as of the date indicated below.

Respectfully submitted,

MMA Praxis Mutual Funds
Dated: September 13, 2010	By: /s/ David C. Gautsche
Name: David C. Gautsche
Title: President

MMA Community Development Investments, Inc.

Dated: September 13, 2010	By: /s/ David C. Gautsche
Name: David C. Gautsche
Title: President

EXHIBIT INDEX

Sequential
Page Number

A-1	Authorizing Resolutions of MMA Praxis Mutual Funds	A-1

A-2	Authorizing Resolutions of MMA Community Development Investments, Inc.	A-3

EXHIBIT A-1
Authorization
Rule 0-2(c) (1)

MMA PRAXIS MUTUAL FUNDS

CERTIFICATE OF
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON NOVEMBER 17, 2008

I, Marlo Kauffman, do hereby certify that I am the Vice President of MMA Praxis Mutual Funds (the “Trust”).  I hereby certify that the following resolutions were duly adopted by the Board of Trustees of the Trust on November 17, 2008, that such resolutions are in full force and effect as of the date hereof and that I am fully authorized to so certify.

Authorization to File Exemptive Order Application Relating to Funds.

WHEREAS, the Funds received an order (“Existing Order”) on December 11, 2001 from the U.S. Securities and Exchange Commission (“Commission”) under Sections 6(c) and 17(b) of the Investment Company Act of 1940 for an exemption from Sections 17(a) and (d) of the Act and Rule 17d-1 under the Act permitting the Trust and its series (“Funds”) to invest in certain securities issued by MMA-CDI (“CDI-Notes”), subject to conditions described in the application supporting the order; and

WHEREAS, at its November 20, 2006 meeting, the Board of Trustees approved certain revisions to the terms of the MMA-CDI program through which the Funds invest in CDI-Notes (the “Program”), pursuant to which, if approved by the Commission, the Funds would be authorized to continue to invest in the Program; and

WHEREAS, an application seeking those revisions to the Existing Order has not yet been filed with the Commission; and

WHEREAS, MMA Capital and Trust management, in consultation with MMA and MMA-CDI, have recommended that the Board of Trustees approve certain further revisions to the terms of the Program, as presented at this meeting, and authorize the filing of an application for an order to obtain Commission approval for those revisions; now therefore be it

RESOLVED, that the proposed revisions to the Existing Order, as presented at this meeting, subject to approval by the Commission, be, and they hereby are, approved on behalf of the Trust; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed on behalf of the Trust and in its name to prepare, execute and cause to be filed with the Commission an application or applications in such form as such officers, on the advice of

A-1

counsel and with the agreement of Trust counsel, may deem necessary or appropriate for an exemption pursuant to Section 17(b) of the Investment Company Act of 1940, or any other appropriate section, from the provisions of Section 17, in connection with the proposed acquisition by the Funds of certain investment securities that are proposed to be issued by an entity that may be deemed to be an affiliate of MMA Capital, as presented at this meeting; and it is

FURTHER RESOLVED, that such officers be, and each hereby is, authorized to take such actions in connection with such application or applications as the officer or officers so acting may deem necessary or appropriate, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment or amendments to such application or applications.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of September, 2010.

/s/ Marlo Kauffman

Name: Marlo Kauffman
Title: Vice President

A-2

EXHIBIT A-2
Authorization
Rule 0-2(c) (1)

MMA COMMUNITY DEVELOPMENT INVESTMENTS, INC.

CERTIFICATE OF
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON OCTOBER 16, 2008

I, Jaime Alvarez, do hereby certify that I am the Secretary of MMA Community Development Investments, Inc. (“MMA-CDI”).  I hereby certify that the following resolutions were duly adopted by the Board of Directors of MMA-CDI on October, 16, 2008, that such resolutions are in full force and effect as of the date hereof and that I am fully authorized to so certify.

BE IT RESOLVED that the officers of MMA Community Development Investments, Inc. be, and they hereby are, authorized and directed on behalf of MMA Community Development Investments and in its name to join with MMA Praxis Mutual Funds (the “Funds”) as a co-applicant in an application to the Securities and Exchange Commission for exemptive relief pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") from Sections 17(a)(1) and 17(a)(2), and from Section 17 of the 1940 Act, Permitting Certain Transactions in Accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder pursuant to Rule 17d-1(a) of the 1940 Act as well as such other related relief as shall be necessary to permit the Funds to purchase certain variable rate notes issued by investment pools established by MMA Community Development Investments, and

FURTHER RESOLVED that such officers be, and each hereby is, authorized to take such actions in connection with such application or applications as the officer or officers so acting may deem necessary or appropriate including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment or amendments to such application or applications.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of September, 2010.

/s/ Jaime Alvarez

Name: Jaime Alvarez
Title: Secretary

A-3